SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  28 March 2008


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 28 March 2008 re: Directorate Change


31/08                                                              28 March 2008

TERRI DIAL TO LEAVE LLOYDS TSB

Lloyds TSB has announced today that Terri Dial, Group Executive Director, UK Retail Banking, has decided to leave the Lloyds TSB Group.

Terri has agreed to stay with the group for a period to ensure an orderly transition of her duties. The Group has commenced a global search to find a suitable replacement.

Eric Daniels, Group Chief Executive, said: "Terri has made a tremendous contribution to the Lloyds TSB Group and we wish her well in her future endeavours. She leaves our retail business in excellent shape with a first class senior management team and I have great confidence in our ability to continue with our strong growth momentum."


                                     -ends-


For further information:

Investor Relations
Michael Oliver
Director of Investor Relations                      +44 (0) 20 7356 2167
E-mail: michael.oliver@ltsb-finance.co.uk

Media
Mark Lidiard
Group Communications Director                       +44 (0) 20 7356 1008
E-mail: mark.lidiard@lloydstsb.co.uk

Amy Mankelow
Senior Manager, Media Relations                     +44 (0) 20 7356 1497
E-mail: amy.mankelow@lloydstsb.co.uk


FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

               Lloyds TSB Group plc is registered in Scotland no. 95000


Registered Office: Henry Duncan House, 120
George Street, Edinburgh EH2 4LH.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   28 March 2008